U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

GRAND PERFECTA, INC.

(Exact name of registrant as specified in its charter)

Nevada	46-1779352
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

21st Floor, South Tower, New Pier Takeshiba,
1-16-1, Kaigan, Minato-ku, Tokyo, Japan	105-0022
(Address of principal executive offices)	(Zip/ Postal Code)

Registrant’s telephone number, including area code: +81-3-3436-4577

Facsimile number: +81-3-6403-8601

Copies to:

Mark E. Lehman

Nick Greenwood

Parsons Behle & Latimer

201 S. Main Street, Suite 1800

Salt Lake City, UT 84111

Tel: (801) 532-1234

Fax: (801) 536-6111

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

Common Stock, $0.001 Par Value
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

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EXPLANATORY NOTE

Grand Perfecta, Inc., is filing this General Form for Registration of Securities on Form 10, which we refer to as the Registration Statement, to register its common stock, par value $0.001 per share, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Grand Perfecta, Inc., is an “emerging growth company” and “smaller reporting company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements in future reports that we file with the United States Securities and Exchange Commission, or SEC.

Unless the context otherwise required or otherwise noted, references in this Registration Statement to “Grand Perfecta,” the “Registrant,” the “Company,” “we,” “our” or “us” means Grand Perfecta, Inc., and our two wholly-owned subsidiaries: LinkBit Consulting Co, Ltd., or LinkBit, and Umajin Hong Kong Ltd., or Umajin HK. Our principal place of business is located at 21st Floor, So.Tower, New Pier Takeshiba, 1-16 -1, Kaigan, Minato-ku, Tokyo 105-0022. Our telephone number is +81-3-6403-8600.

FORWARD LOOKING STATEMENTS

This Registration Statement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this Registration Statement, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Although management believes that the assumptions underlying the forward looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward looking statements we make. We have included important cautionary statements in this Registration Statement that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this Registration Statement and the documents that we have filed as exhibits to this Registration Statement with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this Registration Statement are made as of the date of this Registration Statement, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

When this Registration Statement becomes effective, we will begin to file reports, proxy statements, information statements and other information with the SEC. You may read and copy this information, for a copying fee, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room. Our SEC filings will also be available to the public from commercial document retrieval services, and at the website maintained by the SEC at http://www.sec.gov.

Our Internet website address is http://www.g-perfecta.com. Information contained on the website does not constitute part of this Registration Statement. We have included our website address in this Registration Statement solely as an inactive textual reference. When this Registration Statement is effective, we will make available, through a link to the SEC’s website, electronic copies of the materials we file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% stockholders and amendments to those reports.

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Item 1. Business.

Company Overview and History

Grand Perfecta, Inc., a Nevada corporation, is engaged in the business of publishing and disseminating horse racing information and other content related to horse racing in Japan and the Japanese horse racing industry. Historically our operations have been conducted in Japan through our wholly-owned subsidiary, LinkBit. In May 2013, we expanded our operations to Hong Kong through the acquisition of Umajin HK in Hong Kong as a wholly-owned subsidiary.

Grand Perfecta was incorporated in the State of Nevada on March 25, 2002 as STI Holdings, Inc. (“STI”). On May 12, 2012 the Company completed an Agreement and Plan of Reorganization whereby it acquired 100% of the issued and outstanding shares of LinkBit for 25,000,000 common shares in a transaction accounted for as a recapitalization of LinkBit. The shares were issued in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder. Effective March 29, 2013, the Company amended its Articles of Incorporation to change its name to Grand Perfecta, Inc. On May 27, 2013 the Company issued 272,668 shares in exchange for 100% of the issued and outstanding shares of Umajin HK.

In June 2014, we issued 3,000,000 common shares at a price of $1.00 per share and granted an option to purchase 3,000,000 additional common shares at an exercise price of $1.00 per share exercisable over a term of five years to a single accredited investor in reliance on the exemption from registration set forth in Section 4(a)(2) of the Securities Act of 1933 and Rule 506(b) promulgated thereunder.

On March 5, 2015, we issued a convertible debenture in the face amount of Japanese JPY200,000,000 (approximately US$1,665,279) to a single investor in reliance on the safe harbor provided for Regulation S adopted under the Securities Act of 1933. The debenture accrues simple interest at the rate of 1% per annum and is payable annually on the anniversary date of issuance. The principal and interest on the debenture is due March 5, 2016, and may be prepaid, in whole or in part, by Grand Perfecta at any time upon 10 days advance notice. The principal and accrued interest of the debenture is convertible at the election of the holder to common stock of Grand Perfecta at the rate of one common share for JPY130.9.

Horse Racing in Japan

Horse racing in Japan is a popular equestrian sport with approximately 16,000 horse races held each year, which are predominately flat and jump races. Horse racing is organized and managed by the Japan Racing Association (JRA) and National Association of Racing (NAR), both of which are subject to the supervision of the Ministry of Agriculture, Forestry and Fisheries. This system of government supervision and administration of horse racing is unique to Japan and, we believe, one of the main reasons horse racing in Japan is considered by many the best in the world.

The JRA manages horse racing events at ten major race courses in metropolitan areas that are called Chuo Keiba (meaning "central horse racing"). Chuo Keiba represents some of the richest racing in the world, with 2014 purses for graded stakes races beginning at JPY53 million (about US$440,000). The Japan Cup in November each year is a 2,400 meter invitational turf race and currently the richest turf race in the world with a purse in 2014 of JPY570 million (about US$4.7 million).

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The NAR manages approximately 14 smaller municipal race courses operated by local racing authorities, which is called Chihou Keiba (meaning "local horse racing"). Chihou Keiba consists primarily of dirt graded events, including the international Grade 1 race, Tokyo Daishōten.

In 2014, there were approximately 288 JRA racing days. NAR 2014 figures are not yet available, but in 2013 there were 1,272 NAR racing days. As of the end of 2013, there were 14 race courses for NAR races, and each course held races on days ranging from 52 to 163 days during 2013. ‘Racing days’ means the total number of race days of all courses. Total prize money is not yet available for 2014 but total prize money of JRA and NAR races in 2013 was approximately JPY74.78 billion (about US$635.6 million). On track pari-mutuel betting in 2013 was JPY145.95 million (about US$1.24 million), and off-track betting was JPY 2.62 billion (about US$22.2 million). The number of spectators attending JRA races in 2013 was approximately 6.1 million and attending NAR races was approximately 3.3 million.

The popularity and large fan following for horse racing in Japan, which translates into a large volume of betting, creates a demand by racing enthusiasts for information on breeding, race history of horses, jockeys, and other matters that may be factors in evaluating races and how to bet the horses. Our business focuses on meeting that demand for information.

Our Business

Our primary business is the delivery to subscribers and other consumers in Japan and Hong Kong:

•	Information on horse racing through the Internet and by phone;

•	Horse racing email magazines and providing support for print publications; and

•	Other public events and media programs related to the horse racing industry.

Internet and Phone Services

We typically maintain 7-10 branded websites which each have different concepts and which are operated to meet the respective preferences of horse racing fans who are our subscribers. Every 3-5 years we redesign the websites or launch new services in response to trends and changes in preference of horse racing fans and add a fresh dimension to the websites. Presently we manage through our subsidiaries nine websites used to publish racing information for our subscribers. As of March 15, 2015 these include:

•	Ban Kisha (Specific Reporter) Co., Ltd., publishes commentary from racing reporters and in-depth behind the scenes information on stables on its website at http://www.bkisya.net.

•	Turf Agent Co., Ltd., publishes on its website at http://turfagent.jp information collected from racehorse owners. It provides current news about horse fair, horse-breeding center, etc. Turf Agent also publishes tips to better appreciate and enjoy horse racing with articles about how to evaluate racing performance in horses or remarkable horses in each race.

•	Real Selector Co., Ltd., publishes on its website information directed to beginners in the appreciation and betting of horse racing on its website at www.real-selector.jp.

•	Meru Uma Co., Ltd., publishes and distributes e-mail magazines to its subscribers on its website at http://mailuma.net/. Content is generated by persons with backgrounds as racing reporters in print and television media.

•	Tau Project Co., Ltd., publishes analytics on horses and races known as “Next-generation betting ticket purchase theory” on its website at https://to-dai.jp/.

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•	G1 Project Co., Ltd., publishes integrated statistical information on a wide range of elements and factors pertaining to horses, jockeys, tracks, races, and other matters on its website at http://www.g1-pro.jp.

•	Teppan Chokyo Co., Ltd. publishes on its website at http://www.chokyo.jp/ information from a biological point of view in relation to horse training. A former reporter who is well known as a "Batai Shindan shi" (a consultant/evaluator of horse physiology, performance and health) gathers information from racing stables and publishes his analysis of the horses.

•	LinkBit operates a website called ”Yoso ou” at http://keibagod.jp/ that publishes betting lines and provides other track tips and comments to subscribers. From time to time it also publishes feature articles on upcoming races.

•	LinkBit also owns and operates Umajin.net on http://uma-jin.net/, which is a comprehensive source of general information related to horse racing, including current news, races and events, interviews, and race videos and pictures.

Subscribers to our Internet and phone information services pay access fees that ranges between $4.00 and $400.00, depending on the level of information access desired by the subscriber. Subscribers access the information service purchased with a personal user name and password for the Internet and a personal PIN for telephone access.

We prompt consumers to register themselves as a web or phone subscriber, free of charge by advertising in a variety of public media channels, including newspapers, magazines, internet, TV, and direct mail) and including advertising in our own media, and holding events. We are currently a party to two-year advertising agreements with Nikkan Sports Shinbun Co., Ltd., and Tokyo Sports Shinbunsha Co., Ltd., which we use to promote our services and brand name.

When subscribers take advantage of our free content we are effectively giving them a sample of what we have to offer through our websites that they can purchase. This free content also gives us the opportunity to upsell the subscriber. When a subscriber signs on to access our free content we gather information from the subscriber and then from the subscriber’s subsequent usage that enables us to ascertain preferences and interests, which we use to make more focused service offerings directly to the subscriber through the Internet. This process enables us to pursue a continual sales process with our subscribers. Generally, we experience a conversion rate of approximately 7% of free content subscribers making a decision to purchase one or mare additional services. We focus our efforts on increasing the number of first time subscribers accessing our free content and increasing our conversion rate to paying users.

Our wholly-owned subsidiary Umajin HK provides information about horse racing and soccer in Hong Kong for Hong Kong residents. The horse racing information provided includes data analysis, and the soccer information includes analytical articles. People can browse the information on the website or via email by registering with Umajin HK’s internet site. Umajin HK advertises its services on internet sites and newspapers to attract customers.

At January 31, 2015, we had approximately 1.2 million non-paying and 83,000 paying subscribers to our Internet and phone services in Japan and approximately 950 subscribers in Hong Kong.

Magazines and Other Publications

LinkBit previously published Umajin, a horse racing magazine in Japan, but transferred that business to Umajin Co. Ltd. (referred to as Umajin Japan). LinkBit owns and operates Umajin.net, which is a publishing base for e-mail magazines. LinkBit also works with Umajin Japan with respect to its publishing business, providing services such as consulting, planning of magazines, and other collaborations. LinkBit also purchases information and interviews that Umajin Japan has collected and distributes it via Umajin.net after preparing it for publishable form. Umajin.net has approximately 480,000 non-paying subscribers.

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LinkBit also publishes information on Umajin.net consisting of feature stories on noteworthy events, interviews with people in the horse racing industry, such as jockeys, trainers, and others, horse racing predictions and analysis, and distributes magazines by email. In addition, LinkBit has overseen the production and management of TV shows and events in the horse racing and sports industry. LinkBit assists with the production of “Ba Kyun!” a BS Fuji TV program that airs every Saturday evening, which provides publicity to our brand and thus drives revenue for us.

Content

We have a team that focuses on establishing and maintaining relationships with horse owners, trainers, jockeys, and others, all of which are a primary source of current information on what is going on at the track that we make available to our subscribers.

There are approximately 470 jockeys, 730 horse trainers, and 6,900 horse owners actively working today in Japan. We have connections with almost all of the jockeys and trainers, and with many of the owners as well. In addition, we gather information from more than 70 people who were formerly employed or otherwise affiliated with the horse racing industry, such as former jockeys and horse trainers. We also purchase horse racing information collected by Umajin Japan. Using this information, we calculate what we determine to be the value and capability of race horses using techniques we developed for analyzing 10 years of data for horse racing in Japan and four years of data for horse racing in Hong Kong. We also provide the information derived from this analysis to certain of our subscribers

Competition

We believe we are the leading subscription service for horse racing information in Japan. With the popularity of horse racing in Japan and the high demand for information among enthusiasts, there are a substantial number of publications and other information sources that we compete with. We compete with these other publications and services on the basis of the content we produce, which is a result of our focus on cultivating information sources that we believe allows us to provide better information than our competitors can provide.

Specifically, we believe our competitive advantage is based upon:

•	Our information-gathering ability (including the quantity and quality of information we gather);

•	Our relationships with affiliates and industry personnel on-site;

•	Our data analysis programs;

•	The techniques we use to present and distribute information and analysis in a manner that is highly usable by our customers;

•	The volume and quality of information we provide free of charge; and

•	Our integrated approach to providing service to our customers.

Intellectual Property

We hold one Trademark: UMAJIN; which is registered in Japan, under registration number 5319066, and which was registered as of April 23, 2010.

Employees

Grand Perfecta has approximately 96 employees, including seven management level employees and seven part-time employees. Four of the employees work through our subsidiary in Hong Kong and the rest in Japan.

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Item 2. Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operation.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing at the end of this Registration Statement. Some of the information contained in this discussion and analysis or set forth elsewhere in this Registration Statement, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should know that there are many factors, both within and outside our control, that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The forward-looking statements contained in this Registration Statement are made as of the date of this Registration Statement, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

Organization

In May 2012 Grand Perfecta completed an Agreement and Plan of Reorganization whereby it acquired 100% of the issued and outstanding shares of LinkBit for 25,000,000 common shares in a transaction accounted for as a recapitalization of LinkBit. In May 2013 the Company issued 272,668 shares in exchange for 100% of the issued and outstanding shares of Umajin HK.

Nature of Business

The Company is engaged in the business of transmitting and providing horse racing information via various types of media, including the various websites owned and operated by the wholly owned subsidiaries of LinkBit and Umajin HK.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require that we make certain assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period.  On an ongoing basis, management evaluates its estimates, including those related to collection of receivables, impairment of goodwill, contingencies, litigation and income taxes. Management bases its estimates and judgments on historical experiences and on various other factors believed to be reasonable under the circumstances. Actual results under circumstances and conditions different than those assumed could result in material differences from the estimated amounts in the financial statements.  Our significant accounting policies are more fully described in the notes to our consolidated financial statements.

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with principles generally accepted in the United States of America and include the accounts of Grand Perfecta and its wholly-owned subsidiaries LinkBit and Umajin HK. All intercompany balances and transactions have been eliminated in consolidation.

Foreign Exchange

The Company’s primary operations are conducted in Japan and performed by its wholly owned subsidiaries LinkBit and Umajin HK. LinkBit’s functional currency is the Japanese Yen and Umajin HK’s functional currency is the Hong Kong Dollar.

The financial statements of each entity are prepared using the applicable functional currencies, and have been translated into U.S. dollars (“USD”). Assets and liabilities are translated into USD at the applicable exchange rates at period-end. Stockholders’ equity is translated using historical exchange rates. Revenue and expenses are translated at the average exchange rates for the period. Any translation adjustments are included as foreign currency translation adjustments in accumulated other comprehensive income in the Company’s stockholders’ equity.

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The following rates were used to translate the accounts of LinkBit and Umajin HK into USD at the following balance sheet dates.

	Balance Sheet Dates
	January 31,	July 31,	July 31,
	2015	2014	2013

Japanese Yen to USD	0.0085	0.0098	0.0102
Hong Kong Dollars to USD	0.1290	0.1290	0.1289

The following rates were used to translate the accounts of LinkBit and Umajin HK into USD for the following operating periods.

	For the Six Months Ended		For the Year Ended
	January 31,	January 31,	July 31,	July 31,
	2015	2014	2014	2013

Japanese Yen to USD	0.0090	0.0100	0.0099	0.0113
Hong Kong Dollars to USD	0.1290	0.1290	0.1290	0.1289

Intangible Assets

The Company’s intangible assets include goodwill, which represents the excess of purchase price over tangible and intangible assets acquired, less liabilities assumed arising from business acquisitions. Goodwill is not amortized, but is reviewed for potential impairment on an annual basis at the reporting unit level. As required by the "Intangibles - Goodwill and Other" topic of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), the Company conducted an analysis of the goodwill on its single reporting unit using the Company. For the fiscal years ending July 31, 2014 and 2013, the assessment for impairment found that there is no impairment of goodwill. The Company has no accumulated impairment losses on goodwill.

Long-Lived Assets

In accordance with ASC 360-10, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. There was no impairment of assets identified during the year ended July 31, 2014 or 2013 or for the six months ended January 31, 2015 or 2014 (unaudited).

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Company’s principal or, in the absence of a principal, most advantageous market for the specific asset or liability.

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GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:

•	Level 1 — Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity can access.

•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

–	Quoted prices for similar assets or liabilities in active markets

–	Quoted prices for identical or similar assets or liabilities in markets that are not active

–	Inputs other than quoted prices that are observable for the asset or liability

–	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	Level 3 — Inputs that are unobservable and reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows). The Company did not measure any financial instruments presented on the consolidated balance sheets at fair value on a recurring basis using significantly unobservable inputs (Level 3) as of July 31, 2014 or 2013.

The Company has determined that the book value of its outstanding financial instruments as of January 31, 2015 (unaudited), July 31, 2014 and 2013 approximates the fair value.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk include cash, accounts receivable, notes receivable, and amounts due from related parties. The Company maintains its cash in banks located in Japan and Hong Kong in financial institutions with high credit ratings. Substantially all of the Company’s revenues are generated from customers in Japan. The Company conducts periodic reviews of the financial condition and payment practices of its customers and note receivable holders. The Company has not experienced significant losses relating to these concentrations in the past.

Revenue Recognition

The Company’s revenue consists primarily of sales of comprehensive and informative horse racing literature through multiple websites focusing on all aspects of the horse racing industry in Japan. The Company recognizes revenue on arrangements in accordance with ASC 605, Revenue Recognition. Revenue is recognized only when the price is fixed and determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the resulting receivable is reasonably assured. Revenues are presented net of refunds, credits and known and estimated credit card chargebacks. The Company reports revenue net of any required taxes collected from customers and remitted to government authorities, with the collected taxes recorded as current liabilities until remitted to the relevant government authority. Services purchased by customers in advance of the services being performed are recorded as deferred revenue.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

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Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 creates a new topic in the ASC Topic 606 and establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics, and expands and improves disclosures about revenue. In addition, ASU 2014-09 adds a new Subtopic to the Codification, ASC 340-40, Other Assets and Deferred Costs: Contracts with Customers, to provide guidance on costs related to obtaining a contract with a customer and costs incurred in fulfilling a contract with a customer that are not in the scope of another ASC Topic. The guidance in ASU 2014-09 is effective for public entities for annual reporting periods beginning after December 15, 2016, including interim periods therein. Early application is not permitted. Management is in the process of assessing the impact of ASU 2014-09 on the Company’s financial statements.

Results of Operations for the Six Months Ended January 31, 2015 and 2014

The following are the results of our operations for the six months ended January 31, 2015 as compared to the six months ended January 31, 2014:

	For the Six Months Ended
	January 31,	January 31,
	2015	2014	$ Change
	(Unaudited)	(Unaudited)

Net sales	$9,512,086	$11,770,121	$(2,258,035)
Cost of sales	2,018,655	2,090,964	(72,309)
Gross profit	7,493,431	9,679,157	(2,185,726)

Operating Expenses:
Depreciation expense	$56,645	$117,851	$(61,206)
Advertising	453,844	686,390	(232,546)
Commissions	1,310,202	1,686,063	(375,861)
Rent expense	416,658	410,102	6,556
Salaries and wages	2,760,283	2,603,463	156,820
Other general and administrative expenses	1,129,539	1,322,658	(193,119)
Total operating expenses	6,127,171	6,826,527	(699,356)

Income from operations	1,366,260	2,852,630	(1,486,370)

Other Income (Expense):
Other income (loss)	40,080	(20,121)	60,201
Gain on exchange	24,590	18,271	6,319
Interest income	7,022	9,732	(2,710)
Interest expense	(618,387)	(638,145)	19,758
Total other income (expense)	(546,695)	(630,263)	83,568

Net income before provision for income taxes	819,565	2,222,367	(1,402,802)
Provision for income taxes	366,473	1,125,334	(758,861)
Net income	$453,092	$1,097,033	$(643,941)

Net Sales

Our net sales consist primarily of information and other content relating to the horse racing industry in Japan sold to customers through our websites. Our net sales for the six months ended January 31, 2015 were $9,512,086, which represented a decrease of $2,258,035 from the same period in 2014. Net sales decreased in part due to an increase in the consumption tax rate, which increased from 5% as of January 31, 2014 to 8% as of January 31, 2015. In addition, we planned to start a new service in late 2014, which was delayed until February 2015. We expect this service to generate an increase in sales during future quarters.

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Cost of Sales

Cost of sales for the six months ended January 31, 2015 decreased by $72,309 as compared to the same period in 2014. Overall, our cost of sales decreased as a result of the decrease in net sales. However, cost of sales decreased at a lower rate than the decrease in net sales for the period as many of our cost of sales, including the maintenance of websites and operation of television programs, are fixed in nature.

Operating Expenses

Total operating expenses for the six months ended January 31, 2015 were $6,127,171, which represented a decrease of $699,356 from the same period in 2014. Operating expenses decreased primarily due to a decrease in advertising costs of $232,546 resulting from a reduction in print advertising due to lower than expected response rates, as well as a decrease in commission expenses resulting primarily from the decrease in net sales for the period. These decreases were partially offset by an increase in salary and wages of $156,820 due to hiring of additional staff to manage expected increases in volume.

Other Income/ (Expenses)

Total other expense for the six months ended January 31, 2015 amounted to $546,695, which decreased by $83,568 as compared to the same period in 2014. Other expenses for the six months ended January 31, 2015 consisted primarily of interest expense of $618,387, which decreased by $19,758 from the same period in 2014 due to a reduction of the outstanding notes payable during the six months ended January 31, 2015. In addition, during the six months ended January 31, 2014, we also had a loss on the disposal of property and equipment of $22,759. We did not have any similar losses during the six months ended January 31, 2015.

Results of Operations for the Years Ended July 31, 2014 and 2013

The following are the results of our operations for the year ended July 31, 2014 compared to the year ended July 31, 2013:

	For the Year Ended
	July 31,	July 31,
	2014	2013	$ Change

Net sales	$22,233,442	$20,273,757	$1,959,685
Cost of sales	5,049,288	3,974,192	1,075,096
Gross profit	17,184,154	16,299,565	884,589

Operating Expenses:
Depreciation expense	$234,873	$466,656	(231,783)
Advertising	1,711,855	1,562,355	149,500
Commissions	3,319,333	3,048,506	270,827
Rent expense	845,058	899,698	(54,640)
Salaries and wages	5,234,053	6,324,741	(1,090,688)
Other general and administrative expenses	2,922,637	2,851,516	71,121
Total operating expenses	14,267,809	15,153,472	(885,663)

Income from operations	2,916,345	1,146,093	1,770,252

Other Income (Expense):
Other income (loss)	6,883	36,292	(29,409)
Gain (loss) on exchange	32,116	40,824	(8,708)
Interest income	17,785	19,524	(1,739)
Interest expense	(1,398,742)	(1,452,592)	53,850
Total other income (expense)	(1,341,958)	(1,355,952)	13,994

Net income (loss) before provision for income taxes	1,574,387	(209,859)	1,784,246
Provision for income taxes	781,889	(15,135)	797,024
Net income (loss)	$792,498	$(194,724)	$987,222

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Net Sales

Our net sales consist primarily of information and other content relating to the horse racing industry in Japan sold to customers through our websites. Our net sales for the year ended July 31, 2014 were $22,233,442, which represented an increase of $1,959,685 as compared to the year ended July 31, 2013. Net sales increased due to increased order volume from our websites during the year ended July 31, 2014 as compared to 2013.

Cost of Sales

Cost of sales for the year ended July 31, 2014 increased by $1,075,096 as compared to the year ended July 31, 2013. Overall, our cost of sales increased as a result of the increase in net sales. However, cost of sales increased at a higher rate than the corresponding increase to net sales primarily due to a television program started in January 2013 which resulted in an increase to cost of sales of approximately $600,000 during the year ended July 31, 2014 as compared to the year ended July 31, 2013.

Operating Expenses

Total operating expenses for the year ended July 31, 2014 were $14,267,809, which represented a decrease of $885,663 from the year ended July 31, 2013. Operating expenses decreased primarily due to a decrease in salary and wages of $1,090,668 resulting from the decrease in director salaries as a cost cutting strategy. Depreciation expense also decreased by $231,783 due to the disposal of property and equipment in prior years which reduced the future depreciation amounts. These decreases were partially offset by an increase to commission expense of $270,827 resulting from the increase in net sales for the period, as well as an increase to advertising costs of $149,500.

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Other Income/ (Expenses)

Total other expense for the year ended July 31, 2014 amounted to $1,341,958, which decreased by $13,994 as compared to the year ended July 31, 2013. Other expenses for the year ended July 31, 2014 consisted primarily of interest expense of $1,398,742, which decreased by $54,850 from the year ended July 31, 2013 due to a reduction of the outstanding notes payable during the year.

Liquidity and Capital Resources

As of January 31, 2015, we had cash of $97,872 and a working capital deficit of $5,761,716 as compared to cash of $1,880,494 and a working capital deficit of $6,591,601 as at July 31, 2014.The decrease in cash as of January 31, 2015 was primarily the result of $2,940,000 in proceeds from sale of common stock received during the year ended July 31, 2014, of which a portion was used to fund the operating activities of the Company, as well as to pay down outstanding notes payable with higher interest rates during the six months ended January 31, 2015.

In March 2015, we issued a convertible debenture in the face amount of Japanese JPY200,000,000 (approximately US$1,665,279). The debenture accrues simple interest at the rate of 1% per annum and is payable annually on the anniversary date of issuance. The principal and interest on the debenture is due March 5, 2016, and may be prepaid, in whole or in part, by Grand Perfecta at any time upon 10 days advance notice. The principal and accrued interest of the debenture is convertible at the election of the holder to common stock of Grand Perfecta at the rate of one common share for JPY130.9. We intend to continue to improve our balance sheet by reducing short term liabilities and invest in promoting and expanding our services. The funds obtained through the debenture placement will facilitate that effort, but we believe that within the next 12 months we will need additional capital for pursuing our goals and funding operations. We intend to pursue additional debt or equity financings to meet our cash requirements, but there is no assurance additional capital will be available on terms acceptable to us.

The following is a summary of our cash flows from operating, investing and financing activities for the six months ended January 31, 2015 and 2014, as well as the years ended July 31, 2014 and 2013.

	Six Months Ended
	January 31,	January 31,
	2015	2014
Cash flows from operating activities	$(609,338)	$1,097,942
Cash flows from investing activities	292,968	(404,390)
Cash flows from financing activities	(1,311,232)	(483,787)

	Year Ended
	July 31,	July 31,
	2014	2013
Cash flows from operating activities	$650,509	$376,796
Cash flows from investing activities	(886,964)	(576,524)
Cash flows from financing activities	1,949,719	341,405

Net cash flows used in operating activities for the six months ended January 31, 2015 amounted to $609,338, compared to cash flows provided by operating activities of $1,097,942 for the six months ended January 31, 2014. Net cash flows from operating activities were lower during the six months ended January 31, 2015 due primarily to a lower net income of $453,092, compared to net income of $1,097,033 for the six months ended January 31, 2014. Net cash provided by investing activities amounted to $292,968 for the six months ended January 31, 2015, compared to net cash used in investing activities of $404,390 for the six months ended January 31, 2014. The increase in cash flows provided by investing activities during the six months ended January 31, 2015 was due primarily to increased collections of notes receivables outstanding from related parties. Net cash used in financing activities for the six months ended January 31, 2015 amounted to $1,311,232, which represented payments made on outstanding notes payable, as compared to $483,604 during the six months ended January 31, 2014. During the six months ended January 31, 2015, we paid down additional notes payable using proceeds received during the year ended July 31, 2014 from the sale of common stock.

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Net cash flows provided by operating activities for the year ended July 31, 2014 amounted to $650,509, as compared to $376,796 for the year ended July 31, 2013. The increase in cash provided by operating activities for the year ended July 31, 2014 was primarily due to a higher net income of $792,498, as compared to a net loss of $194,724 for the year ended July 31, 2013. Net cash used in investing activities for the year ended July 31, 2014 amounted to $886,964, compared to net cash used in investing activities of $576,524 for the year ended July 31, 2013. The increase in cash used in investing activities for the year ended July 31, 2014 was primarily the result of increased spending for notes receivable lending, net of collections made of previously outstanding balances. Net cash provided by financing activities for the year ended July 31, 2014 amounted to $1,949,719, as compared to $341,405 for the year ended July 31, 2013. During the year ended July 31, 2014, our net cash provided by financing activities consisted of proceeds of $2,940,000 from the sale of common stock, proceeds from notes payable borrowing of $2,571, less payments made on notes payable of $992,852. During the year ended July 31, 2013, we had no proceeds from the sale of stock, $1,708,084 in proceeds from notes payable borrowings, and $1,366,679 in cash used for the repayment of notes payable.

Description of Indebtedness

The following is a summary of our outstanding notes payable as of January 31, 2015, July 31, 2014 and July 31, 2013.

	January 31,	July 31,	July 31,
	2015	2014	2013

Unsecured notes payable originally issued on September 30, 2009 and November 30, 2010, due in full on November 30, 2015, bearing interest at 3.5% per annum due monthly.	$115,039	$205,134	$442,150
Unsecured note payable issued on December 9, 2011, due on demand, bearing interest at 8% per annum due monthly.	–	–	90,553
Unsecured note payable issued on December 9, 2011, due on demand, bearing interest at 1% per annum due monthly.	850,000	980,000	1,020,000
Unsecured note payable issued on January 30, 2013, due on demand, bearing interest at 1% per annum due monthly.	425,000	490,000	510,000
Unsecured note payable issued on July 23, 2013, due on August 5, 2016, bearing interest at 1.2% per annum due monthly.	213,860	327,712	510,000
Unsecured note payable issued on September 30, 2013, due on September 30, 2014, bearing interest at 15% per annum due monthly.	–	784,000	1,020,000
Unsecured note payable issued on December 20, 2011, due on December 20, 2014, bearing interest at 15% per annum due monthly.	1,785,000	2,058,000	2,142,000
Unsecured note payable issued on June 28, 2013, due on October 31, 2015, bearing interest at 15% per annum due monthly.	–	196,000	204,000
Unsecured note payable issued on August 2, 2010, due on July 31, 2015, bearing interest at 12% per annum due monthly.	1,232,500	1,715,000	2,040,000
Unsecured note payable issued on January 20, 2011, due on January 31, 2015, bearing interest at 12% per annum due monthly.	1,700,000	1,960,000	2,040,000
Unsecured note payable issued on July 20, 2011, due on July 20, 2015, bearing interest at 12% per annum due monthly.	255,000	294,000	357,000
Unsecured notes payable, non-interest bearing, due on demand	50,641	58,527	83,097
Total notes payable	6,627,040	9,068,373	10,458,800
Less: current portion of notes payable	6,413,180	8,339,527	1,703,650
Long-term portion of notes payable	$213,860	$728,846	$8,755,150

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Of the total debt outstanding of $6,627,040 as of January 31, 2015, $6,128,141 of the outstanding amounts are due within the next six months during the year ended July 31, 2015. The remaining amounts of $498,899 are all due during the year ended July 31, 2016.

Item 3. Properties.

Our principal business office is located at 21st Floor, South Tower, New Pier Takeshiba, 1-16 -1, Kaigan, Minato-ku, Tokyo, which we lease for a monthly lease payment of approximately JPY 5,210,230 (US$47,000). Our office in Hog Kong is located at Unit B, 19/F, Prosperous Commercial Building, 54 Jardine’s Bazaar, Causeway Bay, Hong Kong, which has a monthly lease cost of approximately HKD 6,200 (US$800).

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of March 15, 2015, the number of shares of Common Stock owned of record and beneficially by the named executive officers, directors and persons who beneficially own more than 5% of the outstanding shares of Common Stock of the Company. Unless otherwise noted below, the address of each director and executive officer of the Company is 21st Floor, South Tower, New Pier Takeshiba, 1-16-1, Kaigan, Minato-ku, Tokyo, Japan. There are no persons other than the directors and officers shown below who beneficially own more than 5% of the outstanding shares of Common Stock of the Company. The addresses for the greater than 5% stockholders are set forth in the footnotes to this table:

	Common Stock
	Number of Shares Beneficially Owned (1)		Percentage Outstanding (2)
5% Beneficial Owners (other than officers and directors)
Kazuaki Gotoh 34H One Legazpi Park 121 Rada st. Legazpi Village Manila Philippines	3,000,000		9.5%

Directors and Officers
Shuya Watanabe	15,000,000	(3)	47.6%
Takashi Ozawa	6,600,000		21.0%
Masashi Takegaki	-0-		-0-
Motonori Okai	1,400,000	(4)	4.6%
Hideaki Takahashi	272,668		0.9%
Akira Tanabe	1,250,000		4.0%
Enrique Marchase	15,000		nil

All directors and named executive officers as a group (7 persons)	24,537,668		80.5%

(1) The Company believes that each stockholder has sole voting and investment power with respect to the shares of common stock listed, except as otherwise noted. The number of shares beneficially owned by each stockholder is determined under rules of the SEC, and the information is not necessarily indicative of ownership for any other purpose. Under these rules, beneficial ownership includes (i) any shares as to which the person has sole or shared voting power or investment power and (ii) any shares that the individual has the right to acquire within 60 days after the date of this filing through the exercise of any stock option, warrant, conversion of preferred stock or other right, but such shares are deemed to be outstanding only for the purposes of computing the percentage ownership of the person that beneficially owns such shares and not for any other person shown in the table. The inclusion herein of any shares of common stock deemed beneficially owned does not constitute an admission by such stockholder of beneficial ownership of those shares of common stock.

(Footnotes to table continue on next page.)

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(2) Based on 30,500,000 shares of common stock issued and outstanding as of March 15, 2015.

(3) The figure for Mr. Wanatabe includes 100,000 shares of Series A Preferred Stock. Series A Preferred Stock is convertible to common stock at a rate of one for one and shares of Series A Preferred Stock vote with the common stock on all matters submitted to the stockholders, but each share of Series A Preferred Stock has the voting power of 10 common shares.

(4) Mr. Okai is the responsible director and sole owner of Umajin Japan, which is the holder of 1,400,000 shares of Grand Perfecta common stock. Accordingly, Mr. Okai may be deemed to hold voting and investment control with respect to those shares.

Item 5. Directors and Executive Officers.

The following table sets forth certain information about our executive officers, key employees and directors as of March 15, 2015.

Name	Age	Position
Shuya Watanabe	44	Chairman of the Board of Directors, Chief Executive Officer
Takashi Ozawa	43	President, Chief Operations Officer, Director
Masashi Takegaki	52	Chief Financial Officer, Secretary, Director
Motonori Okai	43	Director
Hideaki Takahashi	43	Director
Akira Tanabe	50	Director
Enrique Marchese	48	Director

Shuya Watanabe, Chairman of the Board of Directors of the Company, Chief Executive Officer

Mr. Watanabe has served as a representative director of LinkBit for over the past five years, and became Chairman of the Board and Chief Executive Officer of Grand Perfecta at the time of the business reorganization in May 2012.

Takashi Ozawa, President, Chief Operations Officer, Director

Mr. Ozawa has served as a representative director of LinkBit for over the past five years, and became President, Chief Operations Officer and a Director of Grand Perfecta at the time of the business reorganization in May 2012.

Masashi Takegaki, Chief Financial Officer, Secretary, Director

Mr. Takegaki has served as accounting section head and then accounting manager of LinkBit for over the past five years, and became a director of LinkBit in September 2013. He became Chief Financial Officer, Secretary and a Director of Grand Perfecta at the time of the business reorganization in February 2013.

Motonori Okai, Director

Mr. Okai was a director of LinkBit from March 2010 to March 2012, and he became a director of Grand Perfecta at the time of the business reorganization in May 2012. Mr. Okai has served as a representative director of Umajin Japan since April 2012, of which he is also the sole owner. Umajin Japan is engaged in the business of collecting and disseminating information about horse racing in Japan.

Hideaki Takahashi, Director

Mr. Takahashi became a director of LinkBit in March 2010, to provide Internet and web related marketing and promotional services. He has served as the sole director of Umajin HK from June 2012 to the present. He became a director of Grand Perfecta at the time of the business reorganization in May 2012.

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Akira Tanabe, Director

Mr. Tanabe has served for over five years as the representative director of Clara Ltd., a company engaged in the restaurant business in Japan. He became a director of Grand Perfecta at the time of the business reorganization in May 2012. In December 2013 he founded Cheval Attache Co., Ltd., a company engaged in the business of offering computer content and application services.

Enrique Marchese, Director

Mr. Marchese is the founder and CEO of Lares Loreno Private Capital, a boutique merger and acquisition advisory firm that began operation in 2014. From 2009 to the formation of Lares Loreno, Mr. Marchese was an independent consultant on mergers, acquisitions, and financing. Mr. Marchese began his investment banking career at Donaldson, Lufkin & Jenrette in 1996 and subsequently held positions at Merrill Lynch and Deutsche Bank. Mr. Marchese graduated with an M.B.A. from the Booth School at the University of Chicago and holds a B.S. from the United States Naval Academy.

Item 6. Executive Compensation.

The following table sets forth the cash and other compensation paid by the Company to our named executive officers for the years ended July 31, 2014 and 2013.

Name and Principal Position	Year	Salary		Total

Shuya Watanabe	2014		$891,000		$891,000
Chief Executive Officer	2013		$1,379,730		$1,379,730

Takashi Ozawa	2014		$772,200		$772,200
Chief Operations Officer	2013		$1,379,730		$1,379,730

Masashi Takegaki	2014		$118,800		$118,800
Chief Financial Officer	2013	$	N/A*	$	N/A*

* Mr. Takegaki was engaged as a director in September 2013 for which he received no compensation during fiscal year 2013.

Narrative Discussion of Compensation Table

The board of directors of LinkBit determines directors’ and officers’ salaries annually or as circumstances may otherwise warrant, usually in the month of October each year. Compensation decisions are based on a number of considerations. Some of the relevant factors considered in any given year may include:

•	Risk associated with serving as an officer or director;
•	The budget for the next year and the portion of the budget allocated to compensation;
•	Performance of the Company in the prior year, and the contribution of an officer to Company success;
•	Company goals for the coming year and incentivizing officers with compensation; and
•	The level of compensation customary in Japan for executives performing similar functions in companies of similar size or in the same industry.

Employee Benefit and Incentive Plans

We do not have any benefit or incentive plans for our executive officers.

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Director Compensation

The following table sets forth the cash and other compensation paid by the Company to our non-employee Directors for the years ended July 31, 2014 and 2013.

Name	Year	Cash Fees		Total

Motonori Okai	2014		$-0-		$-0-
	2013		$-0-		$-0-

Hideaki Takahashi	2014		$118,800		$118,800
	2013		$135,600		$135,600

Akira Tanabe	2014		$-0-		$-0-
	2013		$-0-		$-0-

Enrique Marchese (1)	2014		$6,833		$6,833
	2013	$	N/A	$	N/A

(1) Mr. Marchese became a director of Grand Perfecta in May 2014. For his services as a director he is paid an annual fee of $30,000 in equal annual installments.

Indemnification of Officers and Directors

Our bylaws provide that we will indemnify our officers and directors against liability and loss suffered and expenses (including attorneys’ fees) incurred in connection with actions or proceedings brought against them by reason of their serving or having served as officers, directors or in other capacities, provided that the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, in an action brought by or on behalf of Grand Perfecta, a court determines to limit such indemnification. We shall be required to indemnify a director or officer in connection with an action or proceeding commenced by such director or officer only if the commencement of such action or proceeding by the director or officer was authorized in advance by the Board of Directors.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Certain Relationships and Related Transactions

LinkBit made advances in prior periods to Shuya Watanabe that resulted in a total obligation of JPY175,442,002 at March 2, 2015. Mr. Watanabe settled this obligation by assigning to LinkBit a note (the “Secured Note”) payable to him in the principal amount of JPY181,720,000 secured by 1,400,000 shares of Grand Perfecta common stock. LinkBit is obligated to pay to Mr. Watanabe any amount it collects in excess of excess of the JPY175,442,002. The Secured Note was issued to Mr. Watanabe by Umajin Japan, a company owned and controlled by Motonori Okai, a Director of Grand Perfecta, and is payable in three annual equal installment of principal plus accrued interest on the last day of February beginning with February 2016. Compounding interest accrues quarterly on the Secured Note at the minimum mid-term quarterly rate published from time to time by the US Internal Revenue Service.

Shuya Watanabe has made advances to LinkBit that totaled JPY120,000,000 at January 31, 2015. There is no stated interest on the advances and no stated maturity date.

LinkBit made advances in prior periods to Motonori Okai that resulted in a total obligation of JPY10,000,000 (US$83,000) at March 6, 2015, that Mr. Okai paid in full with cash at that time. Mr. Okai is the responsible director and sole owner of Umajin Japan, which received advances from LinkBit in prior periods that totaled JPY 34,404,442 (US$337,000) at July 31, 2014, and JPY 43,955,181 (US$374,000) at January 31, 2015. LinkBit’s practice is to offset service payment obligations to Umajin Japan against the amount owing to LinkBit under the advances. For the year ended July 31, 2014, the offsets totaled JPY 1,759,340 (US$17,000), and for the six-month period ended January 31, 2015 the offsets totaled JPY 1,411,037(US$13,000).

LinkBit made advances in prior periods to Takashi Ozawa that resulted in a total obligation of JPY 1,206,488 (US$10,000) at February 26, 2015, that Mr. Ozawa paid in full with cash at that time. Mr. Ozawa made an advance to LinkBit in the amount of JPY20,000,000 (US$170,000) on January 22, 2015. There is no stated interest on the advance and the maturity date is June 3, 2015.

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Akira Tanabe is the representative director of Clara Ltd., which has made advances to LinkBit that totaled JPY150,000,000 (US$1,275,000) at January 31, 2015. The interest rate on the advances is 1% per annum, and is due upon demand.

LinkBit has an ongoing commercial relationship with Umajin Japan (of which Mr. Okai is a director and the sole owner), resulting in purchases by LinkBit from Umajin Japan in the amount of JPY148,571,435 in fiscal year 2013 and JPY147,467,77 in fiscal year 2014.

Additionally, LinkBit is a party to a services agreement with Cheval Attache Co., Ltd. (of which Mr.Tanabe is a representative director) dated August 2014. Cheval Attache delivers services relating to content and application development. LinkBit pays a monthly fee of JPY1,000,000 (approximately US$10,000) to Cheval Attache.

Additionally, Clara Ltd. (of which Mr.Tanabe is a representative director) has a loan to LinkBit; the outstanding principal amount thereunder is approximately JPY150,000,000 (approximately $1,500,000) and Clara received JPY1,500,000 (approximately $15,000) from LBC in the form of interest during fiscal year 2014.

Director Independence

Our Common Stock is not quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our board of directors be independent and therefore, the Company is not subject to any director independence requirements. Under NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation or if there have been certain transaction between the Company and the director or another company with which the director is affiliated. Under these standards Enrique Marchese is the only director that the Board of Directors has determined is an independent director.

Committees of the Board of Directors

Currently we do not have any standing committees of the Board of Directors. Until such time as formal committees are established, our Board of Directors will perform some of the functions associated with a nominating committee and a compensation committee, including reviewing all forms of compensation provided to our executive officers, directors, consultants and employees, including stock compensation. The Board will also perform the functions of an audit committee until we establish a formal audit committee.

Item 8. Legal Proceedings

There are presently no material pending legal proceedings to which the Company, or any of its subsidiaries, is a party or as to which any of its property is subject, and no such proceedings are known to the Company to be threatened or contemplated against it.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information.

Our common stock is presently quoted on the OTC Pink Market under the symbol “GPIW.” We do not believe there was an active trading market for the shares before the fiscal quarter beginning November 1, 2013. Accordingly, we are not providing any historical market price information for periods prior to November 2013.

The following table sets forth for the respective periods indicated the prices of the common stock in the over-the-counter market, as reported and summarized on the OTC Bulletin Board.

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Calendar Quarter Ended	High ($)	Low ($)

January 31, 2014	0.550	0.150
April 30, 2014	0.930	0.300
July 31, 2014	1.200	0.290

October 31, 2014	0.590	0.400
January 31, 2015	0.458	0.072

Holders

As of March 15, 2015, there were 596 record holders of an aggregate of 30,500,000 shares of Grand Perfecta common stock issued and outstanding.

Dividends

We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of our business.

Securities Authorized for Issuance under Equity Compensation Plans.

As of July 31, 2014, there were no equity securities authorized for issuance under any compensation plans.

Item 10. Recent Sales of Unregistered Securities

In May 2012, the Company completed an Agreement and Plan of Reorganization whereby it acquired 100% of the issued and outstanding shares of LinkBit for 25,000,000 common shares in a transaction accounted for as a recapitalization of LinkBit. The shares were issued to the former shareholders of LinkBit in exchange for all of the outstanding capital shares of LinkBit.

In May 2013, Grans Perfecta issued 227,668 shares to Mr. Hideaki Takahashi, the sole officer, director and shareholder of Umajin HK in exchange for 100% of the issued and outstanding shares of Umajin HK.

In June 2014, we issued 3,000,000 common shares at a price of $1.00 per share and granted an option to purchase 3,000,000 additional common shares at an exercise price of $1.00 per share exercisable over a term of five years to a single accredited investor.

No underwriters were involved in the foregoing issuances of securities. Each of the above transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act. The recipient of the securities in each of these transactions represented his, her or its intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates or book-entry positions representing the shares issued in each of these transactions.

In March 2015, we issued a convertible debenture in the face amount of Japanese JPY200,000,000 (approximately US$1,665,279) to a single investor in reliance on the safe harbor provided for Regulation S adopted under the Securities Act. The debenture accrues simple interest at the rate of 1% per annum and is payable annually on the anniversary date of issuance. The principal and interest on the debenture is due March 5, 2016, and may be prepaid, in whole or in part, by Grand Perfecta at any time upon 10 days advance notice. The principal and accrued interest of the debenture is convertible at the election of the holder to common stock of Grand Perfecta at the rate of one common share for JPY130.9.

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Item 11. Description of Registrant’s Securities to be Registered

We are authorized to issue up to 50 million shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001.

Common Stock

As of March 15, 2015, there were 30,500,000 shares of common stock were issued and outstanding. In addition, there was outstanding a warrant to purchase 3,000,000 share of common stock at an exercise price of $1.00, that expires in June 2019, and a debenture in the face amount of Japanese JPY200,000,000 that matures in March 2016 and is convertible to approximately 1,528,000 common shares.

All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to:

•	one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to participate equally and to receive any and all such dividends as may be declared by the board of directors, subject to any preference on outstanding shares of preferred stock; and

•	to participate pro rata in any distribution of assets available for distribution upon liquidation, subject to any preference on outstanding shares of preferred stock.

Common stockholders have no preemptive rights to acquire additional shares of common stock or any other securities and no redemption or sinking fund provisions are applicable to our common stock. Our common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of our common stock are fully paid and non-assessable. We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future.

Preferred Stock

Grand Perfecta has only one class of preferred stock that is designated as Series A Convertible Preferred Stock. Under the rights, preferences and privileges of the Series A Convertible Preferred Stock, each share has the voting power of 10 common shares and votes with the common stock on all matters submitted to the stockholders for a vote. The Series A Convertible Preferred Stock has a $0.05 per share preference in liquidation over common stock and can be redeemed by the Company at any time, upon thirty days’ notice for $0.05 per share. Each share of Series A Convertible Preferred Stock is convertible into one share of common stock.

The remaining authorized and unissued shares of preferred stock may be issued from time to time in one or more series, with such distinctive serial designations as may be stated or expressed in the resolution or resolutions providing for the issue of such stock adopted from time to time by the Board of Directors; and in such resolution or resolutions providing for the issuance of shares of each particular series, the Board of Directors is also expressly authorized to fix: the right to vote, if any; the consideration for which the shares of such series are to be issued; the number of shares constituting such series, which number may be increased (except as otherwise fixed by the Board of Directors) or decreased (but not below the number of shares thereof then outstanding) from time to time by action of the Board of Directors; the rate of dividends upon which and the times at which dividends on shares of such series shall be payable and the preference, if any, which such dividends shall have relative to dividends on shares of any other class or classes or any other series of stock of the corporation; whether such dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which dividends on shares of such series shall be cumulative; the rights, if any, which the holders of shares of such series shall have in the event of any voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding up of the affairs of the corporation; the rights, if any, which the holders of shares of such series shall have to convert such shares into or exchange such shares for shares of any other class or classes or any other series of stock of the corporation or for any debt securities of the corporation and the terms and conditions, including price and rate of exchange, of such conversion or exchange; whether shares of such series shall be subject to redemption, and the redemption price or prices and other terms of redemption, if any, for shares of such series including, without limitation, a redemption price or prices payable in shares of common stock; the terms and amounts of any sinking fund for the purchase or redemption of shares of such series; and any and all other designations, preferences, and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof.

20

Item 12. Indemnification of Directors and Officers.

Nevada law provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation (i.e., a “non-derivative proceeding”), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she:

•	is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation; or

•	acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor (i.e., a “derivative proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she:

•	is not liable under Section 78.138 of the Nevada Revised Statute for breach of his or her fiduciary duties to the corporation; or

•	acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

Under Nevada law, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any non-derivative proceeding or any derivative proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense.

Further, Nevada law permits a Nevada corporation to purchase and maintain insurance or to make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

21

Our bylaws provide that we will indemnify our officers and directors against liability and loss suffered and expenses (including attorneys’ fees) incurred in connection with actions or proceedings brought against them by reason of their serving or having served as officers, directors or in other capacities, provided that the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, unless, in an action brought by or on behalf of Grand Perfecta, a court determines to limit such indemnification. We shall be required to indemnify a director or officer in connection with an action or proceeding commenced by such director or officer only if the commencement of such action or proceeding by the director or officer was authorized in advance by the Board of Directors.

Item 13. Financial Statements and Supplementary Data

The financial statements and supplementary data are presented at the end of this registration statement starting with Index to Financial Statements on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

Not Applicable

Item 15. Financial Statements and Exhibits

Exhibit No.	Title of Document

2.1	Agreement and Plan of Reorganization dated May 12, 2012 between Grand Perfecta, Inc. (formerly known as STI Holdings, Inc.) and Link Bit Consulting Co. Ltd.

3.1	Articles of Incorporation of Grand Perfecta, Inc. (formerly known as STI Holdings, Inc.).

3.2	Bylaws of Grand Perfecta, Inc.

3.3	Certificate of Amendment to Articles of Incorporation dated January 9, 2008, designating preferred stock as Series A Convertible Preferred Stock.

3.4

Certificate of Amendment to Articles of Incorporation dated June 21, 2011, for Designation of Rights, Privileges, and Preferences of Series A Convertible Preferred Stock of Grand Perfecta, Inc. (formerly known as STI Holdings, Inc.).

3.5	Certificate of Amendment to Articles of Incorporation dated March 29, 2013, for name change of STI Holdings, Inc. to Grand Perfecta, Inc.

4.1	Convertible Debenture dated March 5, 2015 with respect to JPY200,000,000 principal amount of convertible notes bearing interest at 1.0% per annum.

10.1	Service Agreement dated August 1, 2014 between Link Bit Consulting Co., Ltd. and Cheval Attache Co., Ltd.

10.2	Loan Agreement dated March 26, 2012 between Clara Ltd., as lender, and Link Bit Consulting Co., Ltd., as borrower.

10.3	Revised Loan Agreement dated January 29, 2013 between Clara Ltd., as lender, and Link Bit Co., Ltd., as borrower.

10.4	Offshore Securities Purchase Agreement dated as of March 5, 2015 between Grand Perfecta, Inc. and Europlus International Ltd.

10.5	Link Bit Co., Ltd. office lease with Tokyo Teleport Center Co., Ltd. dated August 31, 2014.

10.6	Stock Purchase Agreement dated June 11, 2014 between Grand Perfecta, Inc. and Kuzuaki Goto.

10.7	Lease (license) between Umajin Hong Kong Ltd and Apex Business Centre Limited dated as of June 25, 2014.

10.8	Offer Letter between Grand Perfecta, Inc. and Enrique Marchese dated May 8, 2014..

21.1	List of Subsidiaries

22

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2015

GRAND PERFECTA, INC. By: /s/ Shuya Watanabe Shuya Watanabe, Chief Executive Officer

23

Grand Perfecta, Inc.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Grand Perfecta, Inc.
Kaigan Minato-ku Tokyo Japan

We have audited the accompanying consolidated balance sheets of Grand Perfecta, Inc. and Subsidiaries as of July 31, 2014 and 2013, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grand Perfecta, Inc. and Subsidiaries as of July 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
April 7, 2015

F-2

GRAND PERFECTA, INC.

CONSOLIDATED BALANCE SHEETS

	January 31,	July 31,	July 31,
	2015	2014	2013
	(Unaudted)
Assets

Current assets
Cash	$97,872	$1,880,494	$160,525
Accounts receivable, net	1,057,888	635,450	549,151
Due from related parties	466,883	1,046,647	972,062
Current portion of notes receivable	1,982,341	2,117,491	1,572,711
Deferred tax assets, current portion	652,404	752,183	1,113,927
Prepaid expenses and other current assets	73,316	66,661	78,765
Total current assets	4,330,704	6,498,926	4,447,141

Property and equipment, net	281,313	374,257	554,305

Other assets
Long-term notes receivables, net of current portion	556,561	632,124	697,548
Deferred tax assets, long-term portion	201,881	232,757	96,809
Goodwill	6,561,188	7,549,434	7,853,432
Other assets	534,151	610,063	510,658
Total other assets	7,853,781	9,024,378	9,158,447
Total assets	$12,465,798	$15,897,561	$14,159,893

Liabilities and Stockholders' Equity (Deficit)

Current liabilities
Accounts payable and accrued expenses	$1,449,801	$2,605,935	$3,497,160
Deferred revenues	1,258,006	1,390,210	1,394,982
Current portion of notes payable	6,413,180	8,339,527	1,703,650
Taxes payable	856,374	754,855	418,025
Total current liabilities	9,977,361	13,090,527	7,013,817
Long-term portion of notes payable, net of current portion	213,860	728,846	8,755,150
Total liabilities	10,191,221	13,819,373	15,768,967

Commitments and contingencies

Stockholders' equity (deficit)
Preferred stock, $0.001 par value, 100,000 shares authorized issued and outstanding as of January 31, 2015 (unaudited), July 31, 2014 and 2013	100	100	100
Common stock, $0.001 par value, 500,000,000 shares authorized, 30,500,000, 30,500,000 and 27,500,000 shares issued and outstanding as of January 31, 2015 (unaudited), July 31, 2014 and 2013, respectively	30,500	30,500	27,500
Additional paid-in capital	4,121,034	4,121,034	1,285,120
Other comprehensive income	207,243	457,959	400,267
Accumulated deficit	(2,123,444)	(2,576,536)	(3,369,034)
Total GPI stockholders' equity (deficit)	2,235,433	2,033,057	(1,656,047)
Noncontrolling interest	39,144	45,131	46,973
Total stockholders' equity (deficit)	2,274,577	2,078,188	(1,609,074)
Total liabilities and stockholders' equity	$12,465,798	$15,897,561	$14,159,893

See accompanying notes to consolidated financial statements

F-3

GRAND PERFECTA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended		For the Year Ended
	January 31,	January 31,	July 31,	July 31,
	2015	2014	2014	2013
	(Unaudited)	(Unaudited)

Net sales	$9,512,086	$11,770,121	$22,233,442	$20,273,757
Cost of sales	2,018,655	2,090,964	5,049,288	3,974,192
Gross profit	7,493,431	9,679,157	17,184,154	16,299,565

Operating expenses:
Depreciation expense	$56,645	$117,851	$234,873	$466,656
Advertising	453,844	686,390	1,711,855	1,562,355
Commissions	1,310,202	1,686,063	3,319,333	3,048,506
Rent expense	416,658	410,102	845,058	899,698
Salaries and wages	2,760,283	2,603,463	5,234,053	6,324,741
Other general and administrative expenses	1,129,539	1,322,658	2,922,637	2,851,516
Total operating expenses	6,127,171	6,826,527	14,267,809	15,153,472

Income from operations	1,366,260	2,852,630	2,916,345	1,146,093

Other income (expense):
Other income (loss)	40,080	(20,121)	6,883	36,292
Gain (loss) on exchange	24,590	18,271	32,116	40,824
Interest income	7,022	9,732	17,785	19,524
Interest expense	(618,387)	(638,145)	(1,398,742)	(1,452,592)
Total other income (expense)	(546,695)	(630,263)	(1,341,958)	(1,355,952)

Net income (loss) before provision for income taxes	819,565	2,222,367	1,574,387	(209,859)
Provision for (benefit from) income taxes	366,473	1,125,334	781,889	(15,135)
Net income (loss)	$453,092	$1,097,033	$792,498	$(194,724)

Net income (loss) per share, basic and diluted	$0.01	$0.04	$0.03	$(0.01)
Weighted average number of common shares outstanding, basic and diluted	30,500,000	27,500,000	27,869,863	27,275,889

See accompanying notes to consolidated financial statements

F-4

GRAND PERFECTA, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Six Months Ended		For the Year Ended
	January 31,	January 31,	July 31,	July 31,
	2015	2014	2014	2013
	(Unaudited)	(Unaudited)

Net income (loss)	$453,092	$1,097,033	$792,498	$(194,724)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(250,716)	38,163	57,692	410,218
Total other comprehensive income, net of tax	(250,716)	38,163	57,692	410,218
Comprehensive income (loss)	202,376	1,135,196	850,190	215,494
Comprehensive income (loss) attributable to noncontrolling interest	(5,987)	(1,842)	(1,842)	(11,973)
Comprehensive income attributable to GPI stockholders	$196,389	$1,133,354	$848,348	$203,521

See accompanying notes to consolidated financial statements

F-5

GRAND PERFECTA, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Noncontrolling
	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Interest	Total
Balance, July 31, 2012	100,000	$100	27,227,332	$27,227	$1,252,673	$(9,951)	$(3,174,310)	$58,946	$(1,845,315)

Issuance of shares for acquisition of subsidiary	–	–	272,668	273	32,447	–	–	–	32,720
Foreign currency translation adjustment	–	–	–	–	–	410,218	–	(11,973)	398,245
Net loss	–	–	–	–	–	–	(194,724)	–	(194,724)
Balance, July 31, 2013	100,000	100	27,500,000	27,500	1,285,120	400,267	(3,369,034)	46,973	(1,609,074)

Stock issued for cash	–	–	3,000,000	3,000	2,937,000	–	–	–	2,940,000
Capital withdrawal	–	–	–	–	(101,086)	–	–	–	(101,086)
Foreign currency translation adjustment	–	–	–	–	–	57,692	–	(1,842)	55,850
Net income	–	–	–	–	–	–	792,498	–	792,498
Balance, July 31, 2014	100,000	100	30,500,000	30,500	4,121,034	457,959	(2,576,536)	45,131	2,078,188

Foreign currency translation adjustment (unaudited)	–	–	–	–	–	(250,716)	–	(5,987)	(256,703)
Net income (unaudited)	–	–	–	–	–	–	453,092	–	453,092
Balance, January 31, 2015 (unaudited)	100,000	$100	30,500,000	$30,500	$4,121,034	$207,243	$(2,123,444)	$39,144	$2,274,577

 See accompanying notes to consolidated financial statements

F-6

GRAND PERFECTA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended		For the Year Ended
	January 31,	January 31,	July 31,	July 31,
	2015	2014	2014	2013
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss)	$453,092	$1,097,033	$792,498	$(194,724)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	56,645	117,851	234,873	466,656
Loss (gain) on sale of property and equipment	–	22,759	22,531	(56,745)
Provision for (benefit from) deferred taxes	–	–	180,135	(262,344)

Changes in operating assets and liabilities:
Accounts receivable	(536,513)	(175,305)	(108,931)	5,156
Prepaid expenses and other current assets	(15,993)	6,383	9,216	33,200
Other assets	(5,002)	(73,545)	(120,560)	672,534
Accounts payable and accrued expenses	(830,364)	(958,321)	(766,507)	(124,095)
Deferred revenue	55,282	196,280	50,443	(51,239)
Taxes payable	213,515	864,807	356,811	(111,603)

Net cash provided by (used in) operating activities	(609,338)	1,097,942	650,509	376,796

Cash flows from investing activities
Proceeds from sale of property and equipment	–	–	–	177,975
Purchase of property and equipment	(10,800)	(72,537)	(97,478)	(17,240)
Payments for lending to related parties, net	466,860	(195,036)	(188,105)	(260,078)
Proceeds from collection of notes receivables	124,853	205,548	320,107	1,736,103
Payments for notes receivable lending	(287,945)	(342,365)	(926,145)	(1,890,470)
Proceeds from acquisition of subsidiary	–	–	4,657	4,773
Purchase of investment units	–	–	–	113
Sale of investment units	–	–	–	(327,700)
Net cash provided by (used in) investing activities	292,968	(404,390)	(886,964)	(576,524)

Cash flows from financing activities
Proceeds from sale of stock	–	–	2,940,000	–
Proceeds from notes payable	–	183	2,571	1,708,084
Payments on note payable	(1,311,232)	(483,787)	(992,852)	(1,366,679)

Net cash provided by (used in) financing activities	(1,311,232)	(483,604)	1,949,719	341,405

Effect of exchange rate fluctuations on cash	(155,020)	(10,056)	6,705	(20,807)

Net change in cash	(1,782,622)	199,892	1,719,969	120,870
Cash, beginning of the period	1,880,494	160,525	160,525	39,655
Cash, end of the period	$97,872	$360,417	$1,880,494	$160,525

Supplemental disclosure of cash flow information:
Interest paid	$618,317	$638,145	$1,398,742	$1,452,592
Income taxes paid	$152,958	$260,527	$358,812	$244,927

See accompanying notes to consolidated financial statements

F-7

GRAND PERFECTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS

Organization

Grand Perfecta, Inc. (“Grand Perfecta” or “GPI”) was incorporated in the State of Nevada on March 25, 2002, as STI Holdings, Inc. (“STI”). On May 12, 2012, the Company completed an Agreement and Plan of Reorganization whereby it acquired 100% of the issued and outstanding shares of Link Bit Consulting Co, Ltd. (“LinkBit” or the “Company”), a Japanese corporation, for 25,000,000 common shares in a transaction accounted for as a recapitalization of LinkBit. Effective March 29, 2013, STI amended its Articles of Incorporation to change its name to Grand Perfecta, Inc. On May 27, 2013, the Company issued 272,668 shares in exchange for 100% of the issued and outstanding shares of Umajin Hong Kong Ltd. (“Umajin HK”), a Hong Kong corporation that maintains an office in Hong Kong. The operations of Grand Perfecta, LinkBit and Umajin HK are collectively referred to as the “Company.”

Nature of Business

The Company is engaged in the business of transmitting and providing horse racing information via various types of media, including multiple websites owned and operated by the wholly owned subsidiaries of LinkBit and Umajin HK.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with principles generally accepted in the United States of America (“GAAP”) and include the accounts of Grand Perfecta and its wholly-owned subsidiaries LinkBit and Umajin HK. All intercompany balances and transactions have been eliminated in consolidation.

In the opinion of management, the unaudited financial statements for the six-month periods ended January 31, 2015 and 2014, and accompanying notes contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and results of operations for such periods. The results of operations for the six-month period ended January 31, 2015 are not necessarily indicative of the results to be expected for the year ending July 31, 2015.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Amounts could materially change in the future.

Foreign Exchange

The Company’s primary operations are conducted in Japan and performed by its wholly owned subsidiaries LinkBit and Umajin HK. LinkBit’s functional currency is the Japanese Yen and Umajin HK’s functional currency is the Hong Kong Dollar.

The financial statements of each entity are prepared using the applicable functional currencies, and have been translated into U.S. dollars (“USD”). Assets and liabilities are translated into USD at the applicable exchange rates at period-end. Stockholders’ equity is translated using historical exchange rates. Revenue and expenses are translated at the average exchange rates for the period. Any translation adjustments are included as foreign currency translation adjustments in accumulated other comprehensive income in the Company’s stockholders’ equity.

F-8

The following rates were used to translate the accounts of LinkBit and Umajin HK into USD at the following balance sheet dates.

	Balance Sheet Dates
	January 31,	July 31,	July 31,
	2015	2014	2013

Japanese Yen to USD	0.0085	0.0098	0.0102
Hong Kong Dollars to USD	0.1290	0.1290	0.1289

The following rates were used to translate the accounts of LinkBit and Umajin HK into USD for the following operating periods.

	For the Six Months Ended		For the Year Ended
	January 31,	January 31,	July 31,	July 31,
	2015	2014	2014	2013

Japanese Yen to USD	0.0090	0.0100	0.0099	0.0113
Hong Kong Dollars to USD	0.1290	0.1290	0.1290	0.1289

Cash and Cash Equivalents

The Company considers all highly liquid holdings with maturities of three months or less at the time of purchase to be cash equivalents. The Company had no cash equivalents as of January 31, 2015 (unaudited), July 31, 2014 and 2013.

Accounts Receivable

Accounts receivable are carried at net realizable value, representing the outstanding balance less an allowance for doubtful accounts based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering each customer's financial condition and credit history, as well as current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company had no allowance for doubtful accounts as of January 31, 2015 (unaudited), July 31, 2014 and 2013.

Property and Equipment

Property and equipment are recorded at historical cost and depreciated on a straight-line basis over their estimated useful lives once the individual assets are placed in service. Estimated useful lives for the assets are as follows.

Buildings and fixtures	8 - 43 years
Autos and trucks	2 - 6 years
Tools and equipment	4 - 10 years
Computer software	5 years

F-9

Intangible Assets

The Company’s intangible assets include goodwill, which represents the excess of purchase price over tangible and intangible assets acquired, less liabilities assumed arising from business acquisitions.  Goodwill is not amortized, but is reviewed for potential impairment on an annual basis at the reporting unit level.  As required by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350-20, the Company conducted an analysis of the goodwill on its single reporting unit using the Company. For the fiscal years ending July 31, 2014 and 2013, the assessment for impairment found that there is no impairment of goodwill. The Company has no accumulated impairment losses on goodwill.

Long-Lived Assets

In accordance with ASC 360-10, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. There was no impairment of assets identified during the year ended July 31, 2014 and 2013, or during the six months ended January 31, 2015 and 2014 (unaudited).

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Company’s principal or, in the absence of a principal, most advantageous market for the specific asset or liability.

GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:

•	Level 1 — Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity can access.

•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

–	Quoted prices for similar assets or liabilities in active markets

–	Quoted prices for identical or similar assets or liabilities in markets that are not active

–	Inputs other than quoted prices that are observable for the asset or liability

–	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	Level 3 — Inputs that are unobservable and reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows).

The Company has determined that the book value of its outstanding financial instruments as of January 31, 2015 (unaudited), July 31, 2014 and 2013 approximates the fair value.

F-10

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk include cash, accounts receivable, notes receivable, and amounts due from related parties. The Company maintains its cash in banks located in Japan and Hong Kong in financial institutions with high credit ratings. Substantially all of the Company’s revenues are generated from customers in Japan. The Company conducts periodic reviews of the financial condition and payment practices of its customers and note receivable holders. The Company has not experienced significant losses relating to these concentrations in the past.

Revenue Recognition

The Company’s revenue consists primarily of sales of comprehensive and informative horse racing content through its websites focusing on all aspects of the horse racing industry in Japan. The Company recognizes revenue on arrangements in accordance with ASC 605, Revenue Recognition. Revenue is recognized only when the price is fixed and determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the resulting receivable is reasonably assured. Revenues are presented net of refunds, credits and known and estimated credit card chargebacks. The Company reports revenue net of any required taxes collected from customers and remitted to government authorities, with the collected taxes recorded as current liabilities until remitted to the relevant government authority. Rights to content purchased by customers in advance of the content being provided is recorded as deferred revenue.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs incurred amounted to $1,711,855 and $1,562,355 for the years ended July 31, 2014 and 2013, respectively. Advertising costs incurred amounted to $453,844 (unaudited) and $686,390 (unaudited) for the six months ended January 31, 2015 and 2014, respectively.

Basic and Diluted Earnings Per Share

In accordance with ASC 260, Earnings Per Share, the basic income per common share is computed by dividing the net income available to common stockholders after preferred stock dividends, by the weighted average common shares outstanding during the period.  Diluted earnings per share reflect per share amounts that would have resulted if diluted potential common stock had been converted to common stock. The Company had no common stock equivalents outstanding during the years ended July 31, 2014 or 2013, or during the six months ended January 31, 2015 (unaudited) or January 31, 2014 (unaudited). As a result, the basic and diluted earnings per share were the same for each of the periods presented.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 creates a new topic in the ASC Topic 606 and establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics, and expands and improves disclosures about revenue. In addition, ASU 2014-09 adds a new Subtopic to the Codification, ASC 340-40, Other Assets and Deferred Costs: Contracts with Customers, to provide guidance on costs related to obtaining a contract with a customer and costs incurred in fulfilling a contract with a customer that are not in the scope of another ASC Topic. The guidance in ASU 2014-09 is effective for public entities for annual reporting periods beginning after December 15, 2016, including interim periods therein. Early application is not permitted. Management is in the process of assessing the impact of ASU 2014-09 on the Company’s financial statements.

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3.  PROPERTY AND EQUIPMENT, NET

The Company’s property and equipment consisted of the following.

	January 31,	July 31,	July 31,
	2015	2014	2013
	(Unaudited)

Buildings and fixtures	$235,986	$272,079	$283,184
Autos and trucks	309,057	356,324	351,346
Tools and equipment	513,302	567,354	590,512
Computer software	1,353,293	1,560,267	1,623,952
Horses	24,853	41,347	30,794

	2,436,491	2,797,371	2,879,788

Less: accumulated depreciation	(2,155,178)	(2,423,114)	(2,325,483)

	$281,313	$374,257	$554,305

Depreciation expense amounted to $234,873 and $466,656 for the year ended July 31, 2014 and 2013, respectively. Depreciation expense amounted to $56,645 (unaudited) and $117,851 (unaudited) for the six months ended January 31, 2015 and 2014, respectively.

4.  DUE FROM RELATED PARTIES

From time to time, the Company makes short-term revolving advances to related parties, including employees, directors and other related parties. All loans are unsecured and due within one year of the issuance date, and earn interest at rates ranging from 0% to 3% per annum. The total amounts outstanding from related parties amounted to $466,883 (unaudited), $1,046,647 and $972,062 as of January 31, 2015, July 31, 2014 and 2013, respectively. Management considers all of these outstanding advances to be fully collectible and has determined that no allowance is necessary. Subsequent to the year ended July 31, 2014, the Company settled the amounts due from related parties in full (see Note 11).

5.  NOTES RECEIVABLE

The Company’s outstanding notes receivable consist of unsecured advances, including interest ranging from 0% to 8% per annum, payable in full on dates extending through 2039. As of January 31, 2015, July 31, 2014 and 2013, the Company had total outstanding notes receivable of $2,538,902 (unaudited), $2,749,615 and $2,270,259, respectively. The portion of these outstanding notes receivables that were either due on demand or had scheduled due dates within one year amounted to $1,982,341 (unaudited), $2,117,491 and $1,572,711 as of January 31, 2015, July 31, 2014 and 2013, respectively.

The future scheduled maturities of outstanding notes receivables as of July 31, 2014 based on contractual due dates are as follows.

Year Ended
July 31,

2015	$2,117,491
2016	–
2017	–
2018	–
2019	13,442
Thereafter	618,682
Total	$2,749,615

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6.  GOODWILL

The Company has recorded goodwill relating to the purchase of Media 21, Inc. in 2011, as well as the acquisition of Umajin HK on May 27, 2013. The following is a summary of the activity relating to goodwill for the years ended July 31, 2013 and 2014, as well as the six months ended January 31, 2015 (unaudited):

Balance as of July 31, 2012	$9,730,422
Acquisition of Umajin HK	99,477
Foreign currency translation adjustment	(1,976,467)
Balance as of July 31, 2013	7,853,432
Foreign currency translation adjustment	(303,998)
Balance as of July 31, 2014	7,549,434
Foreign currency translation adjustment	(988,246)
Balance as of January 31, 2015 (unaudited)	$6,561,188

The Company’s acquisition of Umajin HK on May 27, 2013 generated goodwill of $99,502 resulting from the issuance of 272,668 shares of common stock worth $32,720, as well as the assumption of $66,782 of net liabilities.

7.  NOTES PAYABLE

A summary of the Company’s outstanding notes payable is as follows:

	January 31,	July 31,	July 31,
	2015	2014	2013
	(Unaudited)

Unsecured notes payable originally issued on September 30, 2009 and November 30, 2010, due in full on November 30, 2015, bearing interest at 3.5% per annum due monthly.	$115,039	$205,134	$442,150
Unsecured note payable issued on December 9, 2011, due on demand, bearing interest at 8% per annum due monthly.	–	–	90,553
Unsecured note payable issued on December 9, 2011, due on demand, bearing interest at 1% per annum due monthly.	850,000	980,000	1,020,000
Unsecured note payable issued on January 30, 2013, due on demand, bearing interest at 1% per annum due monthly.	425,000	490,000	510,000
Unsecured note payable issued on July 23, 2013, due on August 5, 2016, bearing interest at 1.2% per annum due monthly.	213,860	327,712	510,000
Unsecured note payable issued on September 30, 2013, due on September 30, 2014, bearing interest at 15% per annum due monthly.	–	784,000	1,020,000
Unsecured note payable issued on December 20, 2011, due on December 20, 2014, bearing interest at 15% per annum due monthly.	1,785,000	2,058,000	2,142,000
Unsecured note payable issued on June 28, 2013, due on October 31, 2015, bearing interest at 15% per annum due monthly.	–	196,000	204,000
Unsecured note payable issued on August 2, 2010, due on July 31, 2015, bearing interest at 12% per annum due monthly.	1,232,500	1,715,000	2,040,000
Unsecured note payable issued on January 20, 2011, due on January 31, 2015, bearing interest at 12% per annum due monthly.	1,700,000	1,960,000	2,040,000
Unsecured note payable issued on July 20, 2011, due on July 20, 2015, bearing interest at 12% per annum due monthly.	255,000	294,000	357,000
Unsecured notes payable, non-interest bearing, due on demand	50,641	58,527	83,097
Total notes payable	6,627,040	9,068,373	10,458,800
Less: current portion of notes payable	6,413,180	8,339,527	1,703,650
Long-term portion of notes payable	$213,860	$728,846	$8,755,150

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Future scheduled maturities of long-term debt are as follows:

Year Ended
July 31,

2015	$8,339,527
2016	728,846
Total	$9,068,373

8.  STOCKHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue up to 100,000,000 shares of preferred stock with a par value of $0.001, with 100,000 shares designated as Series A Preferred Stock. The Series A Preferred Stock receive a 10 to 1 voting preference over common stock. Accordingly, for every share of Series A Preferred Stock held, the holder receives the voting rights equal to 10 shares of common stock. As such, the holders of the Series A Preferred Stock have the equivalent voting capability of 1,000,000 shares of common stock. The Series A Preferred Stock also has a $0.05 per share liquidation preference over common stock, and can be redeemed by the Company at any time, upon thirty days’ notice, for $0.05 per share.

The Company had 100,000 shares of Series A Preferred Stock issued and outstanding as of July 31, 2014 and 2013.

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Common Stock Transactions

During the year ended July 31, 2014, the Company sold 3,000,000 common shares of stock for cash proceeds of $2,940,000. There were no such transactions during the year ended July 31, 2013.

On May 27, 2013, the Company issued 272,668 common shares to Hideaki Takahashi, the sole shareholder of Umajin HK, in exchange for 100% of the issued and outstanding shares of Umajin HK, a Hong Kong corporation. Subsequent to this transaction, Umajin HK, became a wholly owned subsidiary of Grand Perfecta.

9.  INCOME TAXES

The Company records its deferred taxes under the liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consisted of the following as of July 31, 2014 and 2013.

	July 31,	July 31,
	2014	2013
Deferred tax assets:
Commission expenses	$285,443	$148,861
Allowance for doubtful accounts	37,839	387,322
Deposits	515,907	522,539
Accrued salary	90,528	87,352
Other	109,759	118,759

Deferred tax liabilities:
Depreciation	(22,413)	(20,543)
Others	(1,850)	(2,046)

Valuation allowance	(30,273)	(31,509)

Net deferred tax assets	$984,940	$1,210,735

The income tax provision differs from the amount of income tax determined by applying the Japanese income tax rate to pretax income from continuing operations for the years ended July 31, 2014 and 2013 due to the following.

	July 31,	July 31,
	2014	2013
Income tax (benefit) based on book income at Japanese statutory rate	$651,383	$(75,823)
Entertainment expense	136,953	140,820
Additional taxes	1,611	25,414
Tax loss carry-forwards utilized only for local tax	(53,424)	(141,077)
Tax rate difference between current tax and deferred tax assets	56,329	13,490
Others	(10,963)	22,041
Total income tax provision (benefit)	$781,889	$(15,135)

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10.  COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its corporate headquarters in Toyko Japan, as well as the administrative offices of Umajin HK in Hong Kong under operating leases extending through August 31, 2015. The Company incurred rent expense of $845,058 and $899,698 for the years ended July 31, 2014 and 2013, respectively. The Company incurred rent expense of $416,658 (unaudited) and $410,102 (unaudited) for the six months ended January 31, 2015 and 2014, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows.

Years ending July 31,

2015	$465,724
2016	38,011
Total	$503,735

Litigation

In the ordinary course of business, the Company may be or has been involved in legal proceedings from time to time. As of the date of this annual report, there have been no material legal proceedings relating to the Company.

11.  SUBSEQUENT EVENTS

In March 2015, the Company settled the entire amount of the outstanding balances due from related parties as of July 31, 2014 of $1,046,647 (see Note 4).

On March 5, 2015, the Company entered into a convertible note agreement for total principal borrowings of $1,680,000. The amounts are due one year after the issuance of the note on March 5, 2015, and bear interest at a rate of 1% per annum. At the option of the debt holder, beginning 40 days after the issuance of the note, the debt holder may convert the outstanding balance of the note into shares of the Company’s common stock at a conversion rate equal to one share per $1.10 of outstanding principal and accrued interest.

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